The Chair, Exscientia PLC

Dear  Chair,

As scrutineer appointed for the purpose of the poll taken at the General Meeting of the Members of the Company held on 12 Nov 2024, I HEREBY CERTIFY that the result of the Poll is correctly set out as follows:-

No.	Title	Votes For	%	Votes Against	%	Votes Total	% of Issued Capital	Votes Withheld
05/01	IMPLEMENT THE SCHEME	98,240,293	98.33%	1,664,525	1.67%	99,904,818	76.33%	349,913

Yours faithfully,

/s/ Geraint Nicholas
Geraint Nicholas
for Registrar

Total Number of Shareholders	24
Issues Share Capital (ISC))	130,888,168
Percentage of Holders Voted	79.17%
Percentage of ISC Voted	76.33%

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